UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Report on Form 6-K dated February 16, 2026

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7

FI-02610 Espoo

Finland

(Translation of the registrant’s name into English and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Enclosures:

•	Nokia Corporation - Managers' transactions (Heard)

Stock exchange release 16 February 2026	1 (3)

Nokia Corporation

Managers’ transactions
16 February 2026 at 21:30 EET

Nokia Corporation - Managers' transactions (Heard)

Transaction notification under Article 19 of EU Market Abuse Regulation.

____________________________________________

Person subject to the notification requirement

Name: Heard, David

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 143398/5/6

____________________________________________

Transaction date: 2026-02-16

Trading venue: AQEA

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 1783 Unit price: 5.94 EUR

Aggregated transactions

(1): Volume: 1783 Volume weighted average price: 5.94 EUR

____________________________________________

Transaction date: 2026-02-16

Trading venue: BATF

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 17148 Unit price: 5.93834 EUR

Aggregated transactions

(1): Volume: 17148 Volume weighted average price: 5.93834 EUR

____________________________________________

Transaction date: 2026-02-16

Trading venue: BEUP

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

www.nokia.com

Stock exchange release 16 February 2026	2 (3)

Transaction details

(1): Volume: 6699 Unit price: 5.94172 EUR

Aggregated transactions

(1): Volume: 6699 Volume weighted average price: 5.94172 EUR

____________________________________________

Transaction date: 2026-02-16

Trading venue: MSIP

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 82 Unit price: 5.942 EUR

Aggregated transactions

(1): Volume: 82 Volume weighted average price: 5.942 EUR

____________________________________________

Transaction date: 2026-02-16

Trading venue: UBSY

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

Transaction details

(1): Volume: 246318 Unit price: 5.94636 EUR

Aggregated transactions

(1): Volume: 246318 Volume weighted average price: 5.94636 EUR

____________________________________________

Transaction date: 2026-02-16

Trading venue: XTXE

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: DISPOSAL

www.nokia.com

Stock exchange release 16 February 2026	3 (3)

Transaction details

(1): Volume: 2970 Unit price: 5.942 EUR

Aggregated transactions

(1): Volume: 2970 Volume weighted average price: 5.942 EUR

____________________________________________

Total aggregated transactions

Volume: 275 000 Volume weighted average price: 5.9457 EUR

About Nokia

Nokia is a global leader in connectivity for the AI era. With expertise across fixed, mobile, and transport networks, we’re advancing connectivity to secure a brighter world.

Inquiries:

Nokia

Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Maria Vaismaa, Vice President, Corporate Communications

Nokia

Investor Relations

Phone: +358 931 580 507

Email: investor.relations@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2026		Nokia Corporation

	By:	/s/ Johanna Mandelin
	Name:	Johanna Mandelin
	Title:	Vice President, Corporate Legal